Issuer Free Writing Prospectus dated February 5, 2008 to

Preliminary Prospectus dated February 5, 2008

Registration Statement No. 333-146977

Filed Pursuant to Rule 433

NEWS RELEASE

For more information, contact:

Brian Bronson

Chief Financial Officer

1-503-615-1281

brian.bronson@radisys.com

RADISYS ANNOUNCES PROPOSED $50 MILLION

OFFERING OF CONVERTIBLE SENIOR NOTES DUE 2013

HILLSBORO, OR — February 5, 2008 — RadiSys® Corporation (Nasdaq: RSYS), a leading global provider of advanced embedded solutions, today announced that it intends to offer, subject to market and other conditions, $50.0 million aggregate principal amount of its convertible senior notes due 2013. In addition, RadiSys expects to grant the underwriter an option to purchase up to an additional $5.0 million aggregate principal amount of notes solely to cover over-allotments.

In connection with this offering, RadiSys plans to enter into a capped call transaction with an affiliate of the underwriter. The capped call transaction is expected to reduce the potential dilution upon conversion of the notes, except to the extent that the market value per share of the RadiSys common stock exceeds the cap price. In connection with hedging the capped call transaction, the counterparty or its affiliates expect to purchase RadiSys common stock and/or enter into various derivative transactions with respect to RadiSys common stock concurrently with or shortly after the pricing of the notes. In addition, the counterparty or its affiliates may then enter into or unwind various derivative transactions and/or purchase or sell RadiSys common stock in secondary market transactions following the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of RadiSys common stock concurrently with or following the pricing of the notes.

RadiSys intends to use a portion of the net proceeds from this offering to pay the cost of the capped call transaction and the remaining proceeds from the offering will be used for general corporate purposes, which may include repurchasing a portion of the Company’s outstanding convertible senior notes due 2023 in the open market or in privately negotiated transactions, among other uses.

Credit Suisse Securities (USA) LLC is acting as sole underwriter for the offering.

RadiSys has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents RadiSys has filed with the Securities and Exchange Commission for more complete information about RadiSys and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, RadiSys, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

Forward-Looking Statements

This press release contains forward-looking statements, related to the proposed offering of notes and the capped call transaction. Actual events could differ materially from these forward-looking statements. Please refer to the factors listed in RadiSys’ reports filed with the Securities and Exchange Commission (SEC), including those listed under “Risk Factors” in RadiSys’ Annual Report on Form 10-K for the year ended December 31, 2006, and in the RadiSys Quarterly Reports on Form 10-Q filed with the SEC each fiscal quarter, and other filings with the SEC, copies of which may be obtained by contacting the Company at 503-615-1100 or from the Company’s investor relations web site at http://investor.radisys.com/. Although forward-looking statements help provide additional information about RadiSys, investors should keep in mind that forward-looking statements are inherently less reliable than historical information. All information in this press release is as of February 5, 2008. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

About RadiSys

RadiSys (Nasdaq: RSYS) is a leading provider of advanced embedded solutions for the communications networking and commercial systems markets. Through intimate customer collaboration and combining innovative technologies and industry leading architecture, RadiSys helps OEMs, systems integrators and solution providers bring better products to market faster and more economically. RadiSys products include embedded boards, application enabling platforms and turn-key systems, which are used in today’s complex computing, processing and network intensive applications.